Exhibit 99.5

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any of the contents of this announcement.

中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

CONTINUING CONNECTED TRANSACTIONS

CURRENCY DERIVATIVES TRANSACTIONS WITH CNPC FINANCE

1. Introduction

The Board is pleased to announce that, on 31 March 2022, the Company entered into the Derivatives Framework Agreement with CNPC Finance, pursuant to which, during the year of 2022, the Group will conduct Currency Derivatives Transactions with CNPC Finance domestically.

2. Principal Terms of Derivatives Framework Agreement

Date:	31 March 2022

Parties:	the Company

CNPC Finance

Term:	Until 31 December 2022

Types of derivatives:	Forward settlements and sales of foreign exchange, forward purchase and sales of foreign exchange, foreign exchange swaps, currency swaps, interest swaps

3. Pricing Policy and Enforcement

For transactions entered into between the Group and CNPC Finance pursuant to the Derivatives Framework Agreement, the terms of the transactions, fees charged and other relevant transaction conditions should comply with the relevant requirements of regulatory authorities, with reference to transactions of the similar size and type offered to the Group by the commercial banks which have close cooperation with the Group (the “Major Commercial Banks”), and such transactions shall be conducted on normal commercial terms or better for the Group.

Before the Group enters into specific agreements with CNPC Finance for each transaction under the Derivatives Framework Agreement, the terms offered or fees charged by CNPC Finance and other relevant transaction conditions shall be compared with those for transactions of the similar size and type offered by Major Commercial Banks. The Group shall have the discretion to enter into transactions with CNPC Finance only if the terms offered or fees charged by CNPC Finance or other relevant transaction conditions are the same or better than those offered by the Major Commercial Banks. The Group may also additionally or alternatively seek financial institutions other than CNPC Finance to conduct relevant transactions as it deems appropriate.

4. Annual Cap and Determination Basis

The Board considered and recommended that the Annual Cap for the amount of the Currency Derivatives Transactions between CNPC Finance and the Group shall not exceed US$7.5 billion for the year of 2022. Based on the central parity rate of USD to RMB announced by the People’s Bank of China on 30 March 2022, US$1 = RMB6.3566, and the Annual Cap for the year of 2022 is equivalent to RMB47,674,500,000.

The Annual Cap is determined after taking into account the following factors:

(1).	The estimated settlement amount of international trade conducted by the Group for the year of 2022.

(2).	CNPC Finance’s experience in foreign exchange business, prices and quality of the services provided which is not less favourable than comparable levels or conditions in the market.

(3).	Through the relevant financial services provided to the Group by CNPC Finance and other financial institutions, to realise the risk reduction of exchange rates and hedging.

(4).	Fluctuation in the Renminbi exchange rates and other external factors in the context of global trade uncertainty.

5. Risk Management and Internal Control Measures

The main risks associated with currency derivative transactions include market risk, liquidity risk, margin risk, compliance risk and counterparty risk. To effectively address the above-mentioned risks, and ensure that the pricing for such transactions is consistent with the above-mentioned pricing policy, the Company takes the measures set out below:

(1)

The Company formulated the management measures for financial derivatives business, clarifying the duties and powers of each department. The finance department of the Company has established a forecast system for financial derivatives business, tracking and reporting the foreign exchange transactions and relevant indicators. The legal and enterprise reform department of the Company is responsible for risk management, approving the loss pre-warning line and the standard of limits on stopping loss, and conducting dynamic monitoring. The audit department of the Company is responsible for the audit supervision of financial derivatives business, and conducting special internal audits. All departments shall jointly procure relevant companies to carry out business in compliance with laws and regulations, and strictly abide by the hedging principles, and to ensure that spot goods match derivatives transactions in terms of type, scale and duration.

(2)

The Company will strictly enforce a series of measures, including connected transaction management methods, internal control management handbook and internal control assessment management methods, to ensure that connected transactions are conducted in accordance with the Derivative Framework Agreement and relevant pricing policies. The Company’s external auditors shall conduct an interim review and a year-end audit on the Company’s internal control measures. Meanwhile, the Company’s finance department and legal and reform department, the audit committee of the Board and the supervisory committee of the Company shall, from time to time, each conduct internal assessments, supervision and examination on the internal control measures and the financial information of the Company, in order to ensure that the internal control measures in respect of connected transactions remain complete and effective. Furthermore, they shall convene meetings twice a year to discuss and assess the implementation of connected transactions.

(3)

The independent non-executive Directors shall conduct annual review on the continuing connected transactions and provide annual confirmations in the annual reports of the Company on whether the continuing connected transactions are conducted (i) in the ordinary course of business of the Company; (ii) in accordance with normal commercial terms or better and on terms that are fair and reasonable; (iii) in accordance with the terms of the relevant agreements; and (iv) in the interest of the Company and the Shareholders as a whole.

(4)

The audit committee of the Board shall conduct review on the annual financial statements, annual report, interim financial statements and interim report which include the disclosure and analysis of the execution of the continuing connected transactions and opine on the continuing connected transactions disclosed in such reports and financial statements, including whether the terms of the continuing connected transactions are fair and reasonable and whether the transaction amounts are within the relevant annual caps.

(5)

The external auditors of the Company shall report on the continuing connected transactions of the Company every year and issue a letter to the Board in respect of the continuing connected transactions of the Company in accordance with the Listing Rules.

(6)

The supervisory committee of the Company shall supervise the continuing connected transactions and review the annual financial report and interim financial report which include the execution of the continuing connected transactions every year. The supervisory committee of the Company shall also review whether the connected transactions between the Company and connected persons comply with the regulatory requirements of domestic and overseas places where the Company is listed, whether the prices are fair and reasonable and whether there is any act which is detrimental to the interests of the Company and the Shareholders.

6. Reasons for and Benefits of Continuing Connected Transactions with CNPC Finance in Respect of Currency Derivatives Transactions

The Company’s international trade business process including settlement involves the exchange of RMB, USD, EUR, GBP and other currencies and is subject to exchange rate fluctuations, resulting in the exposure of exchange rate risk. Therefore, the Company intends to lock in exchange rates and hedge market risks in advance through the conduct of currency derivatives transactions to achieve the purpose of hedging.

CNPC Finance is a subordinated financial enterprise of CNPC, the controlling shareholder of the Company, which focuses on serving the Group and has strong financial capability to provide efficient financial services to the Group’s domestic and overseas operations. Details of this are set out below.

(1)

CNPC Finance is the internal settlement, fund raising and financing and capital management platform of CNPC. CNPC Finance has been providing deposit, loan, settlement and other financial services to the Group for many years and has established a comprehensive and matured cooperation mechanism with the Company. The Company considers that due to familiarity with the business and operation of the Group, the service provided by CNPC Finance is generally no less favourable to the market level in terms of price and quality, and with high efficiency, more convenience and lower transaction costs.

(2)

CNPC Finance lowered the costs of the Group through various mechanisms, such as improving the efficiency of internal settlement, and the process of foreign exchange derivative business is convenient, timely and efficient. Furthermore, CNPC Finance utilizes its status as member of the China Foreign Exchange Trade System (中國外匯交易中心) to develop businesses in the settlement, sales and conversion of foreign currency, which saved the Group a considerable amount in foreign exchange costs. CNPC Finance has rich experience in the foreign exchange business.

(3)

CNPC Finance is under the supervision of the China Banking and Insurance Regulatory Commission as a major domestic non-bank financial institution, and has met the regulatory requirements as determined by regulatory indicators over the years. As at the end of 2021, CNPC Finance has total assets of RMB531,904 million and achieved an income of RMB7,609 million and a net profit of RMB6,304 million, which is in a leading position among domestic counterparts. In 2013, CNPC Finance (HK) Limited, a wholly-owned subsidiary of CNPC Finance, obtained the sovereign rating assigned by an international rating agency. This is currently the highest credit rating obtained by domestic financial institutions.

For the reasons set out above, the Company considers that the Currency Derivatives Transactions are beneficial to the on-going development of the Group.

The Board (including the independent non-executive Directors) considers that the Currency Derivatives Transactions are in the ordinary and usual course of business of the Company, and are on normal commercial terms or on terms no less favourable than those of independent third parties, and that the terms and Annual Cap are fair and reasonable and in the interests of the Company and all Shareholders as a whole.

7. Listing Rules Implication

As at the date of this announcement, CNPC is the controlling shareholder of the Company and CNPC Finance is a subsidiary of CNPC, and therefore CNPC Finance constitutes a connected person of the Company under Chapter 14A of the Listing Rules. Therefore, the transactions under the Derivatives Framework Agreement constitute the continuing connected transactions of the Company under the Listing Rules.

Since the highest of the applicable percentage ratios for transactions under the Derivatives Framework Agreement calculated in accordance with the Listing Rules is more than 0.1% but less than 5%, the transactions contemplated thereunder are subject to the reporting, announcement and annual review requirements under Chapter 14A of the Listing Rules but are exempted from the circular and independent Shareholders’ approval requirements.

In view of the positions of Mr. Dai Houliang, Mr. Hou Qijun, Mr. Duan Liangwei, Mr. Liu Yuezhen, Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin in CNPC and/or its associates, each of them has abstained from voting on the board resolution approving the Derivatives Framework Agreement, the Currency Derivatives Transactions and the Annual Cap for the year of 2022.

8. General Information

(1) Information of the Company

The Company was established as a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the Company Law of the People’s Republic of China. The Company principally engages in the exploration, development, production and sales of crude oil and natural gas; the refining of crude oil and petroleum products; the production and sales of basic and derivative chemical products and other chemical products; the marketing and trading of refined products; and the transmission of natural gas, crude oil and refined products, and the sales of natural gas.

(2) Information of CNPC Finance

CNPC Finance is owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Corporation and is a connected person of the Company. As approved by the People’s Bank of China and the China Banking Regulatory Commission, the principal business activities of CNPC Finance include providing guarantee to members of the CNPC group and the Group, providing entrusted loan and entrusted investment services to members of the CNPC group and the Group, bill acceptance and discounting for members of the CNPC group and the Group, internal fund transfer and settlement among members of the CNPC group and the Group and relevant internal settlement and clearance plans designing, taking deposits from members of the CNPC group and the Group, providing loans to members of the CNPC group and the Group, underwriting corporate bonds of members of the CNPC group and the Group, investment in marketable securities, and providing foreign exchange trading services to members of the CNPC group and the Group.

9. DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Annual Cap”	the annual cap on transaction amounts for the year of 2022 under the Derivatives Framework Agreement

“associate(s)”	has the meanings ascribed to it under the Listing Rules

“Board”	the board of directors of the Company

“CNPC”	China National Petroleum Corporation (中國石油天然氣集團有限公司), a state-owned enterprise incorporated under the laws of the PRC, and the controlling shareholder of the Company, and for the purpose of this announcement, unless otherwise specified, shall include other subsidiaries and units of CNPC (including subsidiaries, branches and relevant units) other than the Group

“CNPC Finance”	China Petroleum Finance Company Limited (中油財務有限責任公司), owned as to 40% by CNPC, 32% by the Company and 28% by CNPC Capital Corporation

“Company”	PetroChina Company Limited, a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H shares of which are listed on the Hong Kong Stock Exchange with ADS(s) listed on the New York Stock Exchange and the A shares are listed on the Shanghai Stock Exchange

“Currency Derivatives Transactions”	the currency derivatives transactions between the Group and CNPC Finance under the Derivatives Framework Agreement

“connected person(s)”	has the meanings ascribed to it under the Listing Rules

“controlling shareholder”	has the meanings ascribed to it under the Listing Rules

“Director(s)”	directors of the Company

“Derivatives Framework Agreement”	currency derivatives service framework agreement entered into between the Company and CNPC Finance in respect of currency derivatives transactions for the year of 2022 on 31 March 2022

“EUR”	legal currency of the European Union

“GBP”	legal currency of the United Kingdom

“Group”	the Company and its subsidiaries

“HK”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“H share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange and subscribed for in Hong Kong dollars, and which include the H share(s) and the underlying ADS(s)

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC” or “China”	the People’s Republic of China (for the purpose of this announcement, excludes Hong Kong, the Macao Special Administrative Region and Taiwan)

“RMB”	legal currency of the PRC

“Shareholder(s)”	holder(s) of shares of the Company

“subsidiaries”	has the meanings ascribed to it under the Listing Rules

“US$” or “USD”	US Dollar, the legal currency of the United States

By order of the Board
PetroChina Company Limited
Chai Shouping
Company Secretary

Beijing, the PRC

31 March 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei, Mr. Liu Yuezhen and Mr. Jiao Fangzheng as non-executive Directors; Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.